November 18, 2024

Jie (James) Zheng
Chief Executive Officer
Amer Sports, Inc.
Cricket Square, Hutchins Drive,
P.O. Box 2681,
Grand Cayman, KY1-1111,
Cayman Islands

       Re: Amer Sports, Inc.
           Draft Registration Statement on Form F-1
           Submitted November 15, 2024
           CIK No. 0001988894
Dear Jie (James) Zheng:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Roshni Banker Cariello